BB

02018057

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 28 2002

SEC FILE NUMBER
8- 41742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NewCap Partners, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5777 W. Century Blvd, Suite 1135
(No. and Street)

Los Angeles, CA 90045
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas W. Turney 310-645-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Corby and Corby
(Name – *if individual, state last, first, middle name*)

2811 Wilshire Blvd, Suite 570, Santa Monica, CA 90403
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VF 3-19-02

OATH OR AFFIRMATION

I, Thomas W. Turney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NewCap Partners, Inc, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles

Signature

Managing Principal
Title

Notary Public

ROBERT A. SNYDER
Commission # 1288833
Notary Public - California
Los Angeles County
My Comm. Expires Jan 26, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWCAP PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

NEWCAP PARTNERS INC.
PRIVATE INVESTMENT BANKERS

NEWCAP PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 26,137
Cash in trust account - Note **2**	11,763
Accounts receivable - Note **1**	43,013
Prepaid expenses	398
Prepaid state franchise taxes	1,144
Marketable securities - Note **3**	6,656
Investment in Collectech Partnership	3,260
Investment in NASD	33,100
Property and equipment - at cost, less accumulated depreciation - Note **1** and **4**	11,224
Deposits	4,598
	$ 141,293

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable		13,023
COMMITMENTS AND CONTINGENCIES - Note **6**		
STOCKHOLDERS' EQUITY		
Common stock	-no par value	15,608
Authorized	-500,000 shares	
Outstanding	-109,000 shares	
Retained earnings		111,606
Accumulated other comprehensive income		
Unrealized holding gain on securities - Note **3**		1,056
Total Stockholders' Equity		128,270
		$ 141,293

See accompanying notes to financial statements